Hollysys Automation Technologies, Ltd.

Hollysys Automation Technologies Announces Two Ground-Based High-Speed Rail Signaling

Contract Wins for Guiyang- Guangzhou Line and Baiyun-Longli North Line

BEIJING, July 1, 2014 - Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) ("Hollysys" or the "Company"), a leading provider of automation and control technologies and applications in China, announced today that it signed two contracts to provide the ground-based high-speed rail signaling system and equipments to Guiyang- Guangzhou high-speed rail line(“Guiguang Line”) Guizhou section and Baiyun- Longli north high-speed rail line, valued at RMB¥117.12 million or approximately USD $19.03 million in total, with designed running speed of 250 km/h for both lines. These two lines are expected to be operated by the end of 2014 and mid of 2015 respectively.

The ground-based high-speed rail signaling system and equipments include Train Control Centers (TCC), Temporary Speed Restriction Servers (TSRS), Line-side Electronic Units (LEU) and other auxiliary equipments, work together with the on-board signaling equipment ATP (Automatic Train Protection), as the critical control elements in the high-speed railway signaling systems to ensure the safety and reliability of the high-speed railway operation.

Guiguang Line connects Guiyang city and Guangzhou city with designed total 21 stations and a total length of 857 kilometers. Guiguang Line Guizhou section will start from Guiyang, then pass by Longli North, Changming and others, and then arrive in Congjiang with 8 stations along the route with 276 kilometers. After Guiguang Line operation, it will only take approximately 4 hours from Guiyang to Guangzhou, which will effectively reduce the travel time of passengers. The 54 kilometers Baiyun- Longli north line will connect Guiyang Baiyun District and Longli County, and then go through Guiyang Longdongbao airport, Xiaobi Village, end in Guigang line Longli north station, which functions as a good supplement of public transportation in these areas.

Hollysys' management commented: "We are pleased of these two contract wins to supply the ground-based signaling equipments to Guiguang Line Guiyang section and Baiyun- Longli north line, which lays the foundation for Hollysys to further penetrate China’s southwest railway market. In the future, Hollysys will continue to work closely with the China Railway Corporation and national railway authorities, leveraging its strong R&D capability, effective management, and high-quality products and service, make more contribution to China's railway construction and explore the vast rail and subway opportunities both in China and abroad, and create value for our shareholders."

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July 1, 2014

About Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI)

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,800 employees with nationwide presence in over 60 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 5,000 customers more than 20,000 projects in the industrial, railway, subway & nuclear industries in China, South-East Asia, and the Middle East. Its proprietary technologies are applied in its industrial automation solution suite including DCS (Distributed Control System), PLC (Programmable Logic Controller), RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), HolliAS APC Suite (Advanced Process Control Package), SIS (Safety Instrumentation System), high-speed railway signaling system of TCC (Train Control Center), ATP (Automatic Train Protection), Subway Supervisory and Control platform, SCADA (Surveillance Control and Data Acquisition), nuclear power plant automation and control system and other products.

SAFE HARBOUR:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are "forward-looking statements," including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys' management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Hollysys Automation Technologies, Ltd.

www.hollysys.com

+8610-58981386

investors@hollysys.com